Exhibit 23.2

Independent Auditor’s Consent

The Board of Directors

Encorium Oy/Ltd (formerly Remedium Oy):

We consent to the incorporation by reference in this registration statement on Form S-3 of Encorium Group, Inc., formerly Covalent Group, Inc. (the “Company”), of our report dated May 12, 2006 with respect to the consolidated balance sheets of Remedium Oy as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the Company’s Definitive Proxy Statement relating to its 2006 annual meeting of stockholders Schedule 14A filed with the United States Securities and Exchange Commission. We also consent to the reference to our firm under the heading “Experts” in this registration statement.

Helsinki, December 21, 2006

KPMG Oy Ab

/s/ Virpi Halonen
Virpi Halonen
Authorized Public Accountant